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                               December 9, 2020

       Berndt Modig
       Chief Executive Officer
       Pharvaris, B.V.
       J.H. Oortweg 21
       2333 CH Leiden, The Netherlands

                                                        Re: Pharvaris, B.V.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
12, 2020
                                                            CIK No. 0001830487

       Dear Mr. Modig:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted November 12, 2020

       Market and Industry Data, page ii

   1. Your statement that you have not independently verified third-party market and industry information may imply
an inappropriate disclaimer of responsibility with respect to the third party
information. Please either delete the statement or specifically state that you are liable for such
information.
       Prospectus Summary
       Overview, page 1

   2. Here and elsewhere throughout your prospectus you refer to your product candidate,
                                                        PHA121, as being
"highly potent," "a potent antagonist" and a "potent and selective
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FirstName  LastNameBerndt Modig
Pharvaris, B.V.
Comapany9,
December   NamePharvaris,
              2020        B.V.
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         treatment for acute HAE." Given the stage of your product development, it appears premature to describe your product candidates as potent, which implies they are effective.
         Similarly, we note your reference to your product candidates' "anticipated therapeutic profile." Please revise your disclosure to remove such statements throughout your prospectus.
3. We refer to the comparisons here and elsewhere in your prospectus where you state that: "PHA121 was shown to be consistently 25-fold more potent than icatibant on a molar basis," "more potent than icatibant," "observed greater potency for PHA121 compared to icatibant," and "observed that PHA121 was more potent in blocking the effects of BK in humans than icatibant, when comparing the PHA121 results of the trial to published data on icatibant." Please remove these comparisons as they do not appear to be based on a head-to-head studies or tell us why you believe such comparisons are appropriate.
4. We note your disclosure in this section and in the Business section that you plan to initiate a "pivotal" trial in the on-demand setting following your planned RAPIDe-1 trial. Please revise the disclosure in these sections to make it clear that even if you receive positive data from RAPIDe-1 trial, the U.S. Food and Drug Administration (FDA) or other regulators may require you to conduct additional trials.
5. Please place your discussion of the bradykinin challenge in appropriate context with reference to your limited trial data to date and indicate that you have not yet conducted a
         Phase 2 study. Additionally, we note your disclosure on page 3 that you expect your planned trials of PHVS416 and PHVS719 will support a regulatory application for
         PHVS719 in prophylaxis for HAE. Please remove this disclosure as it is premature and speculative given the current stage of development.
Differentiation of PHA121, page 3

6. We note your statements here and throughout your document that your product candidates are designed or have the potential to be "best-in-class." This term suggests that the product candidate is effective and likely to be approved. Please delete these references throughout your registration statement. If your use of this term was intended to convey your belief that the product is based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, if applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidate has been proven effective or that it will receive regulatory approval.
Our Pipeline, page 4

7. Please revise the pipeline table on page 4, which also appears on page 91, so that it reflects the current status of your product candidates. For example, we note your disclosure on page 97 that you still have ongoing and planned Phase 1 studies for your
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FirstName  LastNameBerndt Modig
Pharvaris, B.V.
Comapany9,
December   NamePharvaris,
              2020        B.V.
December
Page 3     9, 2020 Page 3
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         product candidate, such that it does not appear that you have completed your Phase 1 studies. In addition, we note your disclosure on page 103 that you plan to conduct a Phase
         1 bridging study in 2021 for PHVS719 and that you only have a "prototype formulation for extended release." Accordingly, please remove the dashed box from your pipeline chart for PHVS719.
Recent Developments
COVID-19, page 6

8. We note your disclosure that the COVID-19 pandemic caused you to experience a delay in enrollment in your Phase 1 study of PHA121. Please revise to discuss in greater detail the extent of the delay and also disclose if any of your other clinical trials have been affected. Please also revise any associated risk factors to specifically discuss the impact
         COVID-19 has actually had on your clinical trials to date given the amount of time that has passed since the initial outbreak.
Implications of Being an    Emerging Growth Company    and a Foreign Private
Issuer, page 9

9. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors, page 14

10. Please update your risk factor disclosure by relocating risks that could apply generally to any company or offering of securities to the end of the risk factor section under the
         caption    General Risk Factors.    Refer to Item 105 of Regulation
S-K and
         SEC Release Nos. 33-10825; 34-89670.
Use of Proceeds, page 67

11. We note your disclosure that you intend to use a portion of the net proceeds to fund the clinical development of PHVS416 and PHVS719. Please revise to specify how far in the clinical development of the associated product candidates you expect to reach with the net proceeds. In this regard, we note that you have a number of clinical trials planned for the associated product candidates. Also, to the extent material amounts of other funds are necessary to accomplish your specified purposes, state the amounts of such other funds and the sources thereof.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates and Judgments
Share-Based Payments, page 85

12. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the
 Berndt Modig
FirstName  LastNameBerndt Modig
Pharvaris, B.V.
Comapany9,
December   NamePharvaris,
              2020        B.V.
December
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         reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
Current Treatments and Their Limitations, page 94

13. We note your disclosure that "four other angioedema-specific oral medications for acute, as well as prophylactic, use are in clinical development." Please provide additional disclosure about these potential competitors, including the stage of development.
PHA121
Overview, page 95

14. We note your statement here that "PHA121 showed efficacy and clear dose-dependent activity." You also state on page 97 that, "PHA121 was safe and well tolerated when administered orally up to single doses of 22 mg." Please revise these and all similar statements throughout your prospectus that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies.
15. We note your disclosure that "PHA121 demonstrated longer duration and faster onset of activity than injected icatibant in the same study." Please expand your disclosure to describe the icatibant study, including who completed the study, how the 0.6 mg/kg dose of icatibant compares to the doses depicted in PHA121, and discuss the vehicle in the icatibant study. To the extent the icatibant study is not a head-to-head study please remove this disclosure or tell us why you believe your comparison is appropriate.
16. The graphic provided on the bottom of page 95 contains text that is illegible. Please revise this figure accordingly. In addition, the graphic contains abbreviations such as "HMWK"
         that are not defined. Please define abbreviations in all graphics here and elsewhere. Additionally, all graphics throughout the prospectus should be accompanied by narrative disclosure that clearly explains the context for the graphic.
Bradykinin Challenge Study, page 98

17.      We note your comparison of the results of PHA121 observed in your
Bradykinin
         Challenge Study to published reports of clinical trial data for icatibant as well as your related predictions on page 2. As these comparisons are not based on head-to-head studies, please tell us why you believe it is appropriate to include them. Address in your response whether you expect to be able to rely on such comparisons to support an application for marketing approval.
 Berndt Modig
FirstName  LastNameBerndt Modig
Pharvaris, B.V.
Comapany9,
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              2020        B.V.
December
Page 5     9, 2020 Page 5
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PHA121-C002 (SAD extension), page 100

18. We note your disclosure regarding the occurrence of treatment-related adverse events related to PHA121. Please expand your disclosure to provide the number of patients who experienced each such treatment-related adverse event.
Intellectual Property, page 104

19. Please expand your disclosure to clarify the patent term for your sole granted U.S. patent for PHA121. In addition, please identify the material jurisdictions that are included in your "27 pending non-U.S. applications."
Corporate Structure, page 127

20. In order to provide appropriate context for your disclosure, please revise to include an organizational chart that identifies the significant subsidiaries of the Company. Refer to Item 4(a) of Form F-1 and Item 4.C of Form 20-F.
Employees, page 127

21. Please provide a breakdown of each main category of activity and geographic location for each of your employees. Refer to Item 4(a) of Form F-1 and Item 6.D of Form 20-F.
Related Party Transactions, page 140

22. We note your disclosure that you issued shares of Series C preferred stock in November
         2020. Please identify the related parties and describe the related party interest.
Financial Statements
Note 21. Events After the Reporting Period, page F-26

23. We see from your disclosure herein that you granted 600,000 share options on January 1,
         2020. Please reconcile this disclosure with that on page II-2 that indicates that 600,000 share options were granted on December 13, 2019.
General

24. At first use, please define abbreviations. For example only, we note that "DDI," "SAD"
         and "GLP" on page 97 and "DBP" on page 99 are not defined at first use.
 Berndt Modig
Pharvaris, B.V.
December 9, 2020
Page 6

       You may contact Julie Sherman at 202-551-3640 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,
FirstName LastNameBerndt Modig
                                                         Division of
Corporation Finance
Comapany NamePharvaris, B.V.
                                                         Office of Life
Sciences
December 9, 2020 Page 6
cc:       Sophia Hudson, Esq.
FirstName LastName